

Mailstop 4631

June 16, 2017

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re:** **BioLargo, Inc.**
> **Form 10-K for year ended December 31, 2015**
> **Filed March 30, 2016**
> **Form 10-K for year ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-19709**

Dear Mr. Calvert:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction